Exhibit 99.1

United Maritime Declares Special Cash Dividend of $1.00 Per Share

November 29, 2022 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today that its board of directors has declared a special cash dividend of $1.00 per common share in connection with the recent profitable sale of the M/T Bluesea and M/T Parosea (the “Vessels”).

The dividend is payable on or about January 10, 2023 to the common shareholders of record as of December 12, 2022.

The Vessels were delivered to the Company in August 2022 and subsequently sold to an unaffiliated third party at a significant premium. The M/T Parosea was delivered to her new owners on November 8, 2022, and the delivery of the M/T Bluesea is expected to be completed in early December 2022.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are very pleased to announce a special cash dividend of $1.00 per share, which represents approximately 33% of United’s market cap as of November 28, 2022. The special dividend follows the completion of two significant buyback programs that reduced the outstanding shares of the Company by about 25%, creating additional accretion.

“This distribution is fully consistent with a strategy of rewarding our shareholders upon monetization of certain investments, when deemed appropriate by our board of directors in accordance with our dividend policy. Our cash position remains strong, exceeding $4.3 per share after the dividend distribution and other corporate transactions announced in our recent earnings release. We will continue to pursue transactions that will grow United Maritime and are expected to deliver significant returns to the Company.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Following delivery of the M/T Bluesea to its new owners, the Company’s fleet will consist of two tanker vessels and one dry bulk vessel with an aggregate cargo carrying capacity of approximately 389,778 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

The dividend referred to in this press release is a non-recurring special dividend. The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com